John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

May 7, 2018

John Stickel

John Dana Brown

United States Securities and Exchange Commission

Washington, DC 20549

Re:	The Movie Studio, Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed April 12, 2018 File No. 024-10807

Gentlemen:

On behalf of The Movie Studio, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 25, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A /A filed on April 12, 2018 General

1.	We note your response to our prior comment 1 and reissue the comment. Please provide us a legal and factual analysis specifically addressing whether you properly suspended your Section 15(d) reporting obligation, regardless of your deregistration pursuant to Section 12(g). Your Form 15 filed on December 20, 2017 cites reliance on Rule 12h-3 to suspend your Section 15(d) reporting obligation. We note that Rule 12h-3(a) has requirements related to a registrant being current in its reporting, and the last periodic report you filed was the 10-K for the fiscal year ended October 31, 2014. If applicable you may consider whether your Section 15(d) reporting obligation was automatically suspended by action of Section 15(d) of the Exchange Act which states in part that "[t]he duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class, other than any class of asset-backed securities, to which the registration statement relates are held of record by less than 300 persons.

The issuer made an earlier Form 15 filing on February 12, 2010. It is our understanding that at no time since that filing did the issuer meet the criteria given in 12h-3(b) which would require it to resume 15(d) registration under 12h-3(e),

Subsidiary Statement of Financial Positions, page F-6

2.	We note your response to our prior comment 5. Please clarify for us in further detail how this statement relates to The Movie Studio, Inc.'s Consolidated Balance Sheet. In your response you state that this is consolidated together with the parent company. Please further clarify this as the total assets per Subsidiary Statement of Financial Positions on page F-6 are $2,158,091 and this amount of total assets is greater than the amount of total assets per the Consolidated Balance Sheet of The Movie Studio Inc.'s on page F-3 of $1,011,756.

This is in response to this comment regarding the subsidiary balance sheet having $2,258,901 and the parent balance sheet having assets of $1,011,756. To clarify this matter, the subsidiary balance sheet included as an asset a convertible promissory note owed to VCP by MVES supporting the $1,371,463 worth of notes owed to the Dr. Terry Estate.

These notes were originally owed by the Movie Studio Inc. until an agreement was made for releasing the Secured Notes for 50% of the rights in Ventures Capital Partners, I LLC. on April 15th, 2011 and a final release by the heirs of the estate relinquishing its interest in the rights to Ventures Capital Partners, I LLC on September 28th 2015.

Therefore, the accountant eliminated the $1,371,463 worth of notes from the subsidiary balance sheet and reduced its assets to $786,628 that were consolidated into the Movie Studio Inc. during the year then ended 2016. See the adjusted statement of financial position attached hereto.

VCP I, II, and III, LLC's

Subsidiary Statement of Financial Positions

For The Twelfth Month Ended

As of: October 31, 2016

Intangible Assets	VCP I, LLC	VCP II, LLC	VCP III, LLC	Totals

Motion Picture In Process
Actors Pay	50,000.00	35,900.14	48,990.17	134,890.31
Advertising and Promotion	2,459.93	3,080.10	3,863.48	9,403.51
Auto Exp	–	–	1,450.00	1,450.00
Bank Charges	–	–	1,149.15	1,149.15
Business Licenses	–	497.76	7,723.88	8,221.64
Cellular Phones and Service	–	–	4,552.83	4,552.83
Computer and Internet	7,500.67	4,073.24	4,485.24	16,059.15
Costumes and Clothing	2,062.22	1,237.41	6,749.48	10,049.11
Editing	11,403.85	13,755.00	24,064.00	49,222.85
Equipment Items	–	1,164.95	2,197.66	3,362.61
Consulting Fees	33,710.50	–	–	33,710.50
Legal Fees	34,082.39	924.35	–	35,006.74
Make-up Artists	–	1,975.00	–	1,975.00
On-Location Assistance	8,058.30	6,732.00	1,925.00	16,715.30
Photography	11,836.15	5,285.02	13,807.08	30,928.25
Postage and Delivery	3,123.26	1,982.81	3,740.07	8,846.14
Printing and Production	–	636.00	–	636.00
Producer and Director Payments	84,959.00	47,335.00	90,133.49	222,427.49
Public Relations	–	1,232.33	6,488.70	7,721.03
Publications	–	429.00	721.81	1,150.81
Repairs and Maintenance		–	4,310.22	4,310.22
Salon and Make-Up	–	–	1,562.23	1,562.23
Studio Supplies and Repairs	33,859.73	5,634.91	27,713.90	67,208.54
Talent Agency Fees	–	1,830.50	292.80	2,123.30
Travel Exp	3,917.30	–	29,517.54	33,434.84
Sub-Total Motion Picture In Process	286,973.30	133,705.52	285,438.73	706,117.55
Services for Shares
Actors Pay	50,000.00	–	600.00	50,600.00
Art Work	5,000.00	–	–	5,000.00
Consulting	10,000.00	–	1,725.00	11,725.00
Legal Fees	10,000.00	–	–	10,000.00
Make-up Artists	–	–	375.00	375.00
Producer and Director	50,000.00	–	–	50,000.00
Sub-Total Services for Shares	125,000.00	–	2,700.00	127,700.00
Total Motion Picture in Process	411,973.30	133,705.52	288,138.73	833,817.55
Less: Accumulated Amortization	(28,987.27)	(7,233.40)	(16,838.73)	(53,059.40)
Net Intangible Assets	382,986.03	126,472.12	271,300.00	780,758.15
Fixed Assets
Furniture and Equipment	8,804.97	–	–	8,804.97
Less: Accumulated Depreciation	(2,935.00)	–	–	(2,935.00)
Net Fixed Assets	5,869.97	–	–	5,869.97
Other Assets	–	–	–	–
TOTAL ASSETS	388,856.00	126,472.12	271,300.00	786,628.12

LIABILITIES & EQUITY
Current Liabilities
Beginning Partnership Equity	–	–	–	–
Add: Contributed Capital	509,573.00	133,705.52	288,139.00	931,417.52
Less: Distributions	–	–	–	–
Retained Earnings	(120,717.00)	(7,233.40)	(16,839.00)	(144,789.40)
Ending Partnership Equity	388,856.00	126,472.12	271,300.00	786,628.12
TOTAL LIABILITIES & EQUITY	388,856.00	126,472.12	271,300.00	786,628.12

The accompanying footnotes are an integral part of these financial statements

THE MOVIE STUDIO, INC.

(FORMERLY DESTINATION TELEVISION, INC.)

Consolidated Balance Sheets

	As of
	31-Oct-17	31-Oct-16
Current assets
Cash	12,261	$4,866
Accounts receivable	109,364	109,364
Total current assets	121,625	114,230

Fixed assets
Property, plant and equipment	76,820	76,820
Less accumulated depreciation	(76,820)	(76,820)
net property, plant and equipment	–	–

Intellectual property
Intellectual property and equipment	152,500	113,500
Motion picture in-process	21,533	–
net property and equipment	174,033	113,500

Other assets
Capitalized amortizable intangible assets	859,082	837,086
Less accumulated amortization	(106,119)	(53,059)
net capitalized intangible assets	752,963	784,026
Total assets	1,048,621	1,011,756

Liabilities and stockholders' deficiency
Current liabilities
Tri-Bridge Ventures LLC note payable	25,000	–
KGH note payable	20,440	20,440
Gregg Ross note payable	17,500	–
Officer's salary payable	913,521	929,595
Total current liabilities	976,461	950,035

Long term liabilities
Cid Galindo note payable	–	28,354
KGH, Inc note payable	1,164,490	1,474,940
Total long term liabilities	1,164,490	1,503,294
Stockholders' deficiency
Preferred stock, Series A, 20,000,000 convertible, $.0001 par value; authorized and 12,105,596 issued and outstanding at October 31, 2017 and October 31, 2016, respectively	96,050	96,050
Common stock, $0.0001 par value; 750,000,000 shares authorized 426,379,145 and 117,792,782 shares issued and outstanding at October 31, 2017 and October 31, 2016, respectively.	66,438	35,580
Additional paid in capital	8,863,272	8,218,843
Accumulated deficit	(10,118,091)	(9,792,045)
Total stockholders' deficiency	(1,092,330)	(1,441,572)
Total liabilities and stockholders' deficiency	1,048,621	1,011,756

The accompanying footnotes are an integral part of these financial statements.

Accountant's Compilation and Review Report, page F-14

3.	We note your response to our prior comment 7. However, it does not appear that you have addressed our comment. Accordingly we are re issuing our comment in its entirety. We note your auditor's compilation and review report on page F-13 related to your interim financial statements for the period ended January 31, 2018. In that regard, we note that auditors are required to comply with either the independence rules issued by the SEC or by the AICPA. Please have your auditor explain to us in detail how his compilation of your financial statements did not impair his independence. Please have your auditor tell us in detail which independence rules he complied with and how he determined he was in compliance.

The accountant replies as follows to this comment. The Independent auditor, Monte C. Waldman, CPA, provided the compilation and review report on the interim financial statements of The Movie Studio, Inc. as of January 31, 2018 in accordance with the AICPA rules governing compilation and review services.

The Compilation and Review that was provided for the interim period as of January 31, 2018 was in accordance with the AICPA’s guidelines and Objectives under GAAS rule AU-C200.04; Auditor Responsibilities whether the financial statements are free of material error or fraud under GAAS rule AU-C200.06; Independence in order to accept the engagement under GAAS rule AU-C 200.15; and form of auditor’s report under GAAS rule AU 930.30 items 1 thru 8.

Therefore, the accountant has re-attached the January 31 report with financial statements that state they’re unaudited.

Index to Consolidated Financial Statements Consolidated Statements of Operations, page F-16

4.	Please revise to provide consolidated statements of operations for the prior corresponding three month period ended January 31, 2017. Similarly, revise statements of cash flows for the same prior corresponding period on page F-17. Refer to Form 1-A Part F/S (b)(4).

These statements have been provided.

Conclusion

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to call me on my private telephone line (727) 656-5504.

Very truly yours,

/s/ John E. Lux

John E. Lux